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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14D-101)
(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Interstate Hotels Corporation
(Name of Subject Company)

Interstate Hotels Corporation
(Name of Person Filing Statement)

Class A Common Stock, Par Value $0.01 Per Share
(including the associated preferred share purchase rights)
(Title of Class of Securities)

46088R108
(CUSIP Number of Class of Securities)

Timothy Q. Hudak, Esq.
Foster Plaza Ten
680 Andersen Drive
Pittsburgh, Pennsylvania 15220
(412) 937-0600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Jere R. Thomson, Esq.
Jones, Day, Reavis & Pogue
222 East 41st Street
New York, NY 10017
(212) 326-3939

INTRODUCTION

        This Amendment No. 1 ("Amendment No. 1") to the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on April 24, 2002, by Interstate Hotels Corporation, a Maryland corporation ("Interstate"), relates to an offer by Shaner Hotel Group Limited Partnership ("Offeror") to purchase 2,465,322 shares of Interstate's Class A Common Stock, par value $0.01 per share, and the associated preferred stock purchase rights (the "Rights," and collectively with the Class A Common Stock, the "Shares") at a purchase price of $3.00 per Share. All capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

        The information set forth under the caption "Item 4. The Solicitation or Recommendation—Solicitation/Recommendation" is hereby amended and supplemented by adding the following to the end thereof:

          "At a meeting of the Special Committee held on May 1, 2002, the Special Committee reaffirmed its recommendation that the Board reject the Offer. At a meeting of the Board held on May 1, 2002, the Board reaffirmed its conclusion that the Offer is financially inadequate and not in the best interests of Interstate and Interstate's public stockholders. Accordingly, the Board continues to recommend that you reject the Offer and not tender your Shares pursuant to the Offer.

          As further described under the caption "Item 7. Purposes of the Transaction and Plans or Proposals," at its May 1, 2002 meeting, the Special Committee voted to recommend that the Board approve a merger (the "Merger") of Interstate with and into MeriStar Hotels & Resorts, Inc. ("MeriStar"). The terms of the Merger are set forth in an Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 1, 2002, between Interstate and MeriStar. In the Merger, each Share, each share of Class B Common Stock and each share of Class C Common Stock, par value $0.01 per share, of Interstate will be converted into the right to receive 4.6 shares of (i) common stock, par value $0.01 per share, of MeriStar, as the surviving corporation in the Merger, subject to adjustment as provided in the Merger Agreement and subject to the payment of cash in lieu of fractional shares, if any, and (ii) the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share, of MeriStar (the "MeriStar Shares"), under the Preferred Share Purchase Rights Agreement, dated July 23, 1998, as amended, between MeriStar and Continental Stock Transfer and Trust Company (collectively, the "Exchange Ratio"). At a meeting of the Board held on May 1, 2002, the Board voted to approve the Merger Agreement, the other documents related thereto and the transactions contemplated thereby, including the Merger. The Merger Agreement and related documents (the "Merger Documents") were executed by Interstate and MeriStar and publicly announced on May 2, 2002, and were filed with the Commission on Schedule 14A on May 2, 2002.

          A press release issued by Interstate and MeriStar announcing the Merger and related matters is filed as Exhibit (a)(3) hereto and is incorporated herein by reference. "

        The information set forth under the caption "Item 4. The Solicitation or Recommendation—Background of the Offer" is hereby amended and supplemented by adding the following to the end thereof:

          "On April 24, 2002, Offeror filed a Preliminary Proxy Statement on Schedule 14A with the Commission relating to a solicitation by Offeror of proxies from Interstate's stockholders in connection with Interstate's annual meeting to (i) elect two nominees of Offeror to the Board and (ii) urge the Board to remove the Rights to allow Offeror to move forward with the Offer.

          On April 29, 2002, Offeror's outside legal counsel sent a letter to Interstate's outside legal counsel responding to the reasons for the recommendation of the Board set forth in the Schedule 14D-9. On April 30, 2002, Offeror's outside legal counsel sent a letter to Interstate's outside legal counsel questioning whether the Offer materials had been correctly distributed to Interstate's stockholders."

        The information set forth under the caption "Item 4. The Solicitation or Recommendation—Reasons for the Recommendation" is hereby amended and supplemented by adding the following paragraph directly after the first paragraph thereof:

          "In reaffirming its recommendation that Interstate's stockholders reject the Offer and not tender their Shares pursuant to the Offer, the Board considered a number of factors, including, without limitation, those reasons set forth in the Schedule 14D-9 and the Board's conclusions that the Merger Transaction (as defined below) is fair to and in the best interests of Interstate's stockholders, including, without limitation, Interstate's stockholders other than the Investor Group and its affiliates, whether or not the Merger is consummated, and that the Merger will produce greater value for Interstate's stockholders than the Offer. The conclusions are based in part upon Merrill Lynch's opinion, dated May 1, 2002, that the Merger Transaction is fair, from a financial point of view, to Interstate's stockholders other than the Investor Group and its affiliates, whether or not the Merger is consummated."

Item 7. Purposes of the Transaction and Plans or Proposals

        The last sentence of the first paragraph under the caption "Item 7. Purposes of the Transaction and Plans or Proposals" is hereby deleted and replaced in its entirety with the following:

          "In addition, since summer 2001, Interstate has been engaged from time to time in discussions with MeriStar Hotels & Resorts, Inc. regarding a possible business combination, which discussions resulted in the Merger described below."

        The information set forth under the caption "Item 7. Purposes of the Transaction and Plans or Proposals" is hereby amended and supplemented by adding the following at the end thereof:

          "On April 30 and May 1, 2002, the Special Committee met to discuss the Merger and the matters contemplated by the Merger Documents. The Special Committee considered the oral opinion of Merrill Lynch (which opinion was confirmed by delivery of a written opinion dated May 1, 2002) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the Merger Transaction is fair, from a financial point of view, to Interstate's stockholders other than the Investor Group and its affiliates, whether or not the Merger is consummated. After further discussion, including discussion of the terms and conditions of the Merger Documents, the Special Committee determined that the Merger Transaction is fair to and in the best interests of Interstate's stockholders other than the Investor Group and its affiliates and recommended that the Board approve the transactions contemplated by the Merger Documents, including the Merger.

          On May 1, 2002, the Board determined that the Merger is advisable, directed that the Merger be submitted to Interstate's stockholders for approval, approved the Merger Documents and the transactions contemplated thereby, and recommended that Interstate's stockholders vote in favor of the Merger. In particular, the Board concluded that, whether or not the Merger is consummated, the Merger Transaction is fair to and in the best interests of Interstate's stockholders, including, without limitation, Interstate's stockholders other than the Investor Group and its affiliates. The Board's determinations described above were based on the Board's review and consideration of various factors permitted by applicable law, including, without limitation, the recommendation of the Special Committee and the Merrill Lynch opinion described above.

          In addition, the Board considered the terms and conditions of the Merger Documents, including the provisions of the Merger Agreement that permit Interstate, prior to Interstate's stockholders meeting (to the extent required by the Board's duties under applicable law as determined in good faith by a majority of the disinterested directors, having received the advice of outside counsel) in response to unsolicited requests therefor, to participate in discussions or negotiations with, or furnish information pursuant to an appropriate confidentiality agreement to, any person or entity that makes or expresses a bona fide intention to make an unsolicited acquisition proposal for Interstate, provided that the Board first determines in good faith (based on the vote of a majority of the disinterested directors) that such person or entity has the ability and financial resources to consummate a Superior Proposal (as defined below). In addition, the Board to the extent required by its duties under applicable law (as determined in good faith by a majority of the disinterested directors, having received the advice of outside counsel) may approve or recommend (and in connection therewith, withdraw or modify or otherwise change its approval or recommendation of the Merger Agreement or the Merger and terminate the Merger Agreement after certain specified time periods have elapsed) a Superior Proposal for Interstate. A "Superior Proposal" means a bona fide written proposal made by a third party to acquire Interstate on terms which a majority of the disinterested directors of Interstate determines in their good faith judgment (after consultation with nationally-recognized independent financial advisors and after taking into account all legal, financial, regulatory and other material aspects of such proposal, the person making the proposal, the strategic benefits to be derived from the Merger and the long-term prospects of MeriStar and its subsidiaries) to be more favorable to Interstate and its stockholders than the Merger and for which financing, to the extent required, is then fully committed or which, in the good faith judgment of a majority of such disinterested directors (after consultation with independent financial advisors), is reasonably capable of being obtained by such third party. Upon termination of the Merger Agreement by Interstate in connection with this provision (or termination for certain other reasons), Interstate must pay MeriStar a $2.0 million fee and reimburse MeriStar for its expenses up to a maximum reimbursable amount of $500,000. Pursuant to the Merger Agreement, MeriStar is subject to obligations and entitled to the benefits of the type described in this paragraph with respect to Interstate.

          The Merger Agreement contains customary representations and warranties, covenants and closing conditions. Among the closing conditions to which the Merger is subject is the approval of the stockholders of each of Interstate and MeriStar.

          As provided in the Merger Documents, subject to certain conditions, the Investor Group will convert a portion of its Interstate convertible Notes and all of its Series B Preferred Stock into Shares prior to the record date (which has not yet been fixed) for Interstate's stockholders meeting to consider the Merger and MeriStar will convert the remainder of such Notes into MeriStar Shares immediately after the effectiveness of the Merger, as if such Notes had been converted immediately prior to the Merger (both such conversions, the "Conversion"). In connection therewith, the Investor Group will receive a payment of $9.25 million (the "Incentive Payment" and together with the Merger and the Conversion, the "Merger Transaction"). The Investor Group and Interstate's senior management have committed to vote in favor of the Merger all of their voting securities of Interstate that are entitled to vote on the Merger, which will constitute approximately 57% of Interstate's common stock expected to be outstanding at the time of Interstate's stockholders meeting to consider the Merger. Approval of the Merger by Interstate's stockholders requires the affirmative vote of the holders of two-thirds of Interstate's outstanding common shares. Oak Hill Capital Partners, certain other MeriStar stockholders and Meristar management, which collectively own 22% of Meristar common stock, have agreed to vote their shares in favor of the Merger at the MeriStar stockholders meeting to consider the Merger. Approval of the Merger by MeriStar's stockholders requires the affirmative vote of the holders of a majority of MeriStar's outstanding common shares.

          On May 2, 2002, Interstate's Board amended its By-laws to change the month in which Interstate's annual meeting will be held from May to June. Interstate anticipates that such By-law will be similarly amended to the extent necessary to have stockholder approval of the Merger considered at the 2002 Annual Meeting of Interstate Stockholders.

          A copy of the joint press release issued by Interstate and MeriStar announcing the Merger is filed as Exhibit (a)(3) hereto and is incorporated herein by reference."

Item 8. Additional Information

        The information set forth under the caption "Item 8. Additional Information—Rights Agreement" is hereby amended and supplemented by adding the following at the end thereof:

          "On May 1, 2002, the Rights Agreement was amended to make the provisions of the Rights Agreement inapplicable to the transactions contemplated by the Merger Agreement. The amendment provides, among other things, that (i) MeriStar or any of its affiliates and associates will not be deemed an acquiring person, (ii) the distribution date will not occur, and (iii) the Rights will not become exercisable, by reason or as a result of the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement and the other agreements entered into connection with the Merger Agreement.

          The foregoing description of the amendment to the Rights Agreement is qualified in its entirety by reference to the full text of the amendment, which is filed as Exhibit (e)(20) hereto and incorporated herein by reference."

Item 9. Exhibits

        The information set forth under the caption "Item 9. Exhibits" is hereby amended and supplemented by adding the following new exhibits:

(a)(3)	Joint press release issued by Interstate and MeriStar on May 2, 2002
(e)(20)	Amendment No. 2, effective as of May 1, 2002, to the Rights Agreement, dated as of July 8, 1999, by and between the Company and American Stock Transfer and Trust Company

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 2, 2002

                      INTERSTATE HOTELS CORPORATION

                      By:  /s/  J. WILLIAM RICHARDSON

                      J. William Richardson
                       Vice Chairman, Chief Financial Officer and Director

EXHIBIT INDEX

(a)(3)	Joint press release issued by Interstate and MeriStar on May 2, 2002
(e)(20)	Amendment No. 2, effective as of May 1, 2002, to the Rights Agreement, dated as of July 8, 1999, by and between the Company and American Stock Transfer and Trust Company

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INTRODUCTION
SIGNATURE
EXHIBIT INDEX